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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                             ----------------------

                                   SCHEDULE TO
                                 (Rule 14d-100)
          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 3)

                                   Genset S.A.
                            (Name of Subject Company)

                                  Serono S.A.,
                           Serono France Holding S.A.
                                       and
                                   Serono B.V.
                       (Name of Filing Persons (Offerors))

             Ordinary Shares, nominal value of (euro)3.00 per share
                                       and
   American Depositary Shares evidenced by American Depositary Receipts, each
     American Depositary Share representing one-third of one Ordinary Share
                         (Title of Class of Securities)

                                    37244T104
                      (CUSIP Number of Class of Securities)

                                Nathalie Joannes
                                 General Counsel
                                   Serono S.A.
                             15bis Chemin des Mines
                                 Case Postale 54
                                CH-1211 Geneva 20
                                   Switzerland
                               011-41-22-739-3113
                                    Copy to:

        Jean-Marie Ambrosi                           William A. Groll
Cleary, Gottlieb, Steen & Hamilton          Cleary, Gottlieb, Steen & Hamilton
      41, Avenue de Friedland             City Place House, 55 Basinghall Street
        75008 Paris, France                  London EC2V 5EH, United Kingdom
       011 33 1 40 74 68 00                        011 44 207 614 2200


                 (Name, Address and Telephone Numbers of Persons
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

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                            Calculation of Filing Fee
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       Transaction Valuation*                    Amount of Filing Fee**
             $34,722,144                               $3,194.44
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*   Estimated solely for purposes of calculating the filing fee in accordance with Section 14(g)(3) of the Exchange Act. The Transaction Valuation was calculated on the basis of (i) the offer price of (a) (euro) 3.25 for each of the 6,944,007 ADSs outstanding; (b) (euro) 9.75 for each of the 300,352 ordinary shares held by U.S. holders within the meaning of Rule 14d-1(d) under the Exchange Act and the 62,257 ordinary shares that would be issued to U.S. holders upon exercise of outstanding options that are, or will become, exercisable prior to the expiration of the offer; (c) (euro) 102.64 for each of the 86,695 OCEANEs held by U.S. holders, and (d) (euro) 1.00 for each of the 9,000 warrants held by U.S. holders issued prior to June 2002 and(euro)6.50 for each of the 15,000 warrants held by U.S. holders issued during June 2002 (which results in an aggregate value offered in this tender offer in euro of (euro) 35,108,335) and (ii) an exchange rate (using the noon buying rate in New York City for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York on July 10,
    2002) of U.S. $0.9890 for one euro. The number of Shares, options to purchase Shares, OCEANEs and warrants held by U.S. holders and the number of ADSs is based on the most current information provided to the bidder by Genset S.A. as of the commencement of this offer, as modified to reflect information provided by Genset subsequently about the number of OCEANEs and warrants held by U.S. holders.
** The filing fee, calculated in accordance with Section 14(g)(3) of the Securities Exchange Act of 1934, as amended, is $92 for every $1,000,000 of the aggregate amount of cash proposed to be offered.
[X] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,326.00                        Filing Party:  Serono S.A. and Serono France Holding S.A.
Form or Registration No.: Schedule TO                    Date Filed:  July 16, 2002
Amount Previously Paid: $868.44                          Filing Party: Serono S.A., Serono France Holding S.A.
                                                         and Serono B.V.
Form or Registration No.: Schedule TO, Amendment No. 1   Date Filed:  August 21, 2002

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[ ]  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X] third-party tender offer subject    [ ] going-private transaction
         to Rule 14d-1.                          subject to Rule 13e-3.
     [ ] issuer tender offer subject to      [ ] amendment to Schedule 13D
         Rule 13e-4.                             under Rule 13d-2.


Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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

This Amendment No. 3 (this "Amendment") amends and supplements the Schedule TO filed on July 16, 2002, as previously amended (the "Schedule TO"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the U.S. Offer to Purchase (previously filed as Exhibit 99(a)(1) to the Schedule TO).

Item 4. Terms of the Transaction

On September 23, 2002, Serono and Genset issued a press release announcing the results of the Offers. Serono has accepted all ADS and Securities tendered in the U.S. Offer. Serono also announced that it is providing a subsequent offering period in connection with the U.S. Offer that commenced on September 23, 2002 and will expire at 12:00 noon on Thursday, October 31, 2002. During the subsequent offering period Shares, ADSs and OCEANEs held by U.S. residents may be tendered on the same terms as those of the U.S. Offer. Shares, ADSs and OCEANEs tendered during the subsequent offering period will be accepted and paid for promptly as they are tendered and may not be withdrawn. Payments for Shares, ADSs and OCEANEs tendered during the subsequent offering period will be made at the U.S. dollar equivalent, based on the exchange rate applicable at the time funds are received by the receiving agent for conversion for payment, of the following:

o   (euro) 9.75 per Genset Share;

o   (euro) 3.25 per Genset ADS; and

o   (euro) 102.64 per Genset OCEANE;

The consideration will be paid in cash, less any relevant withholding taxes. All outstanding Warrants were tendered during the initial offering period.

A copy of the joint press release is attached as Exhibit 99(a)(18) and is incorporated herein by this reference.

Item 12.   Exhibits

The following exhibits are added to Item 12 of the Schedule TO:

99(a)(18)  Joint Press Release issued by Serono and Genset on September 23, 2002

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 23, 2002

                                               SERONO S.A.

                                                    /s/ Jacques Theurillat
                                               ---------------------------------
                                                         (Signature)

                                                      Jacques Theurillat
                                               ---------------------------------
                                                       (Name and Title)

                                                   Director and Deputy CEO
                                               ---------------------------------


                                               SERONO FRANCE HOLDING S.A.

                                                    /s/ Jacques Theurillat
                                               ---------------------------------
                                                         (Signature)

                                                      Jacques Theurillat
                                               ---------------------------------
                                                       (Name and Title)

                                                           Director
                                               ---------------------------------


                                               SERONO B.V.

                                                    /s/ Jacques Theurillat
                                               ---------------------------------
                                                         (Signature)

                                                      Jacques Theurillat
                                               ---------------------------------
                                                       (Name and Title)

                                                           Director
                                               ---------------------------------


                                                      /s/ Paul Wilkinson
                                               ---------------------------------
                                                         (Signature)

                                                        Paul Wilkinson
                                               ---------------------------------
                                                       (Name and Title)

                                                  Authorized Representative
                                               ---------------------------------